Exhibit 12.1
Enterprise Products Partners L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

						Nine
						Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010

Consolidated income	$577.4	$787.6	$838.0	$1,188.9	$1,155.1	$1,153.0
Add: Provision for taxes	8.3	22.0	15.7	31.0	25.3	20.1
Less: Equity in earnings from unconsolidated affiliates	(34.6)	(25.2)	(10.5)	(34.9)	(51.2)	(50.2)

Consolidated pre-tax income before equity in earnings from unconsolidated affiliates	551.1	784.4	843.2	1,185.0	1,129.2	1,122.9
Add: Fixed charges	360.8	412.2	520.0	650.3	715.1	547.3
Amortization of capitalized interest	2.0	9.8	11.6	13.4	15.3	12.4
Distributed income of equity investees	93.1	76.5	87.0	80.8	86.6	82.3

Subtotal	1,007.0	1,282.9	1,461.8	1,929.5	1,946.2	1,764.9
Less: Capitalized interest	(28.8)	(66.4)	(86.5)	(90.7)	(53.1)	(33.5)
Net income attributable to noncontrolling interest	(4.5)	(4.0)	(14.8)	(23.0)	(26.4)	(19.3)

Total earnings	$973.7	$1,212.5	$1,360.5	$1,815.8	$1,866.7	$1,712.1

Fixed charges:
Interest expense	$312.4	$324.2	$413.0	$540.7	$641.8	$496.9
Capitalized interest	28.8	66.4	86.5	90.7	53.1	33.5
Interest portion of rental expense	19.6	21.6	20.5	18.9	20.2	16.9

Total	$360.8	$412.2	$520.0	$650.3	$715.1	$547.3

Ratio of earnings to fixed charges	2.7x	2.9x	2.6x	2.8x	2.6x	3.1x

     These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:
     Add the following, as applicable:
•	consolidated pre-tax income from continuing operations before adjustment for income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.
     From the subtotal of the added items, subtract the following, as applicable:
•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.
     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expense; and preference dividend requirements of consolidated subsidiaries.